EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Entity	Type
EPAM Systems, Inc.	Delaware Corp.
EPAM Systems, LLC	New Jersey LLC
EPAM Systems Ltd.	U.K.
EPAM Systems (Cyprus) Limited	Cyprus
EPAM Systems ApS	Denmark
EPAM Systems Kft	Hungary
EPAM Systems GmbH	Germany
EPAM Corporate Information Systems	Belarus
EPAM Systems PLLC	Belarus
EPAM Solutions, LLC	Ukraine
EPAM Systems OOO	Russia
EPAM Solutions (Novaya Vest Moscow), Ltd.	Russia
Danika Limited	Cyprus
EPAM Systems Nordic AB	Sweden
EPAM Systems GmbH	Switzerland
TOO Plus Micro Kazakhstan LP	Kazakhstan
EPAM Systems SARL	Luxembourg
EPAM Systems PTE Ltd.	Singapore
EPAM Systems OOO EPAM Systems SRL Vested Development, Inc. TOO EPAM Kazakhstan EPAM Systems Canada, Ltd. EPAM Systems (Poland) sp. z o.o.	Ukraine Moldova Delaware Corp. Kazakhstan Canada Poland
EPAM Systems Netherlands B.V.	Netherlands
EPAM Systems (Australia) Pty. Ltd	Australia
EPAM Systems (Hong Kong) Limited	Hong Kong